

February 5, 2014

Via E-mail
Jay Czarkowski
Nevada Health Scan, Inc.
1550 Larimer, Suite 264
Denver, CO 80202

      Re: **Nevada Health Scan, Inc.**
             Form 8-K
             Filed January 29, 2014
             File No. 000-54231

Dear Mr. Czarkowski:

We have reviewed your filing and have the following comment. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note from the disclosure in the above-referenced Form 8-K that Strategic Capital Partners, LLC acquired 14,950,000 shares of your common stock and, as a result, owns approximately 93% of your common stock. We believe that, in addition to reporting the change of control transaction under Item 5.01 of Form 8-K, the transaction should also be reported under Item 1.01 as well as Item 2.01 of Form 8-K because, through the transaction, you have completed a business combination. As such, please amend the Form 8-K to provide the disclosure required by Items 1.01 and 2.01 of Form 8-K with respect to the transactions. We specifically highlight the disclosure required by Item 2.01(f) of Form 8-K, which requires disclosure of the information that would be required if you were filing a registration statement on Form 10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: William Hart, Esq.